FORM 4

    (   )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

           U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                   WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                        |OMB NUMBER: 3235-0287|
                                                        |EXPIRES:             |
                                                        | SEPTEMBER 30, 1998  |
         Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
           Securities Exchange Act of 1934,             |BURDEN HOURS         |
          Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
            Holding Company Act of 1935                 |_____________________|
         or Section 30(f) of the Investment
                Company Act of 1940

______________________________________________________________________________
   1. Name and Address of Reporting Person

      Cendant Corporation (successor by merger to HFS Incorporated),
      6 Sylvan Way, Parsippany, New Jersey  07054
______________________________________________________________________________

   2. Issuer Name and Ticker or Trading Symbol

      Jackson Hewitt Inc. (JTAX)
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   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

______________________________________________________________________________
   4. Statement for Month/Year

      1/98
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   5. If Amendment, Date of Original (Month/Year)

______________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    ( ) DIRECTOR
    (X) 10% OWNER
    ( ) OFFICER (GIVE TITLE BELOW)
    ( ) OTHER (SPECIFY TITLE BELOW)

     ____________________________________
______________________________________________________________________________

   7. Individual, or Joint/Group Filing (Check all applicable)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

===============================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
______________________________________________________________________________

   1. Title of Security (Instr. 3)

      Common Stock, par value $.02 per share
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   2. Transaction Date (Month/Day/Year)

      1/5/98
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   3. Transaction Code (Instr. 8)

      P
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   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      6,441,054  (1)          A            $68.00 per share
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   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

      All shares of Jackson Hewitt Inc.  (2)   (A)    $68.00 per share
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   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      I
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   7. Nature of Indirect Beneficial Ownership (Instr. 4)

      Through HJ Acquisition Corp., a direct wholly owned subsidiary
______________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
==============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
______________________________________________________________________________

   1. Title of Derivative Security (Instr. 3)

______________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

______________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

______________________________________________________________________________
   4. Transaction Code (Instr. 8)

______________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
           (Instr. 3, 4, and 5)

______________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

______________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

______________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

______________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

______________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
           (Instr. 4)

______________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

______________________________________________________________________________

   EXPLANATION OF RESPONSES:
   (1) Purchased pursuant to a tender offer for all outstanding shares of common stock of Jackson Hewitt Inc.

   (2) All shares of common stock of Jackson Hewitt Inc. not purchased pursuant to the above described tender offer were acquired by Cendant Corporation in a short form merger of HJ Acquisition Corp. into Jackson Hewitt Inc. effective January 7, 1998.

   Cendant Corporation

   By:  /s/ James E. Buckman                                       2/10/98
        ______________________________                         ________________
        **  SIGNATURE OF REPORTING PERSON                           DATE
        Name:  James E. Buckman
        Title: Senior Executive Vice President
               and General Counsel

   _____________________________

      ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).